UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Alliance One International, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

018772103

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 018772103

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Mark W. Kehaya
2.	Check the Appropriate Box if a Member of a Group		(a) ___ (b) ___
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,325,259
	6.	Shared Voting Power 4,181,463
	7.	Sole Dispositive Power 1,325,259
	8.	Shared Dispositive Power 4,181,463
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,506,722
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[X]
11.	Percent of Class Represented by Amount in Row (9) 5.72%
12.	Type of Reporting Person IN

CUSIP No. 018772103

Item 1(a)	Name of Issuer

Alliance One International, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

8001 Aerial Center Parkway
Morrisville, North Carolina 27560

Item 2(a)	Name of Person Filing

Mark W. Kehaya

Item 2(b)	Address of Principal Business Office, or if none, Residence

234 Fayetteville Street, Sixth Floor
Raleigh, North Carolina 27601

Item 2(c)	Citizenship

United States

Item 2(d)	Title of Class of Securities

Common Stock, no par value

Item 2(e)	CUSIP Number

018772103

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

CUSIP No. 018772103

Item 4.	Ownership

(a)	Amount Beneficially Owned

5,506,722 shares of common stock consisting of:  (1) 1,125,259 shares, of which 36,000 are unvested restricted stock, held directly by Mr. Kehaya over which he has sole voting and dispositive power; (2) an aggregate of 10,874 shares held by Mr. Kehaya’s spouse as UTMA custodian for his children that Mr. Kehaya may be deemed to beneficially own; (3) 3,950 shares owned by Mr. Kehaya’s 401(k); (4) 200,000 shares subject to presently exercisable options held by Mr. Kehaya; (5) 5,490 shares owned by Mr. Kehaya’s spouse that he may be deemed to beneficially own; and (6) 4,161,149 shares held by various trusts of which Mr. Kehaya is a co-trustee and over which he has shared voting and dispositive power.

The foregoing excludes 300,000 shares underlying unvested options held by Mr. Kehaya, which will vest in three equal installments on April 17, 2014, 2015 and 2016.

Percent of Class

5.72%, based on 96,000,013 shares of common stock outstanding, including 7,853,121 shares owned by a wholly owned subsidiary as of November 1, 2013, as provided by the Issuer.

(b)	Number of shares as to which the person has;
(i)	sole power to vote or direct the vote: 1,325,259

(ii)	shared power to vote or direct the vote: 4,181,463

(iii)	sole power to dispose or direct the disposition of: 1,325,259

(iv)	shared power to dispose or direct the disposition of: 4,181,463

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 018772103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 13, 2014

/s/ Mark W. Kehaya
Mark W. Kehaya